SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               COMMERCE ONE, INC.
                               ------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 Per Share
                    -----------------------------------------
                         (Title of Class of Securities)

                                   200693208
                                   ---------
                      (CUSIP Number of Class of Securities)

                       ComVest Investment Partners II LLC
                                830 Third Avenue
                               New York, NY 10022
                          Attention: Mr. Carl Kleidman
                          ----------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                               Alan I. Annex, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                December 31, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|  |.

                         (continued on following pages)

                               (Page 1 of 9 Pages)

CUSIP No. 200693208
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1    NAME OF REPORTING PERSONS  ComVest Investment Partners II LLC
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON: 01-0784781


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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS
     WC (SEE ITEM 3)


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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE


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               7    SOLE VOTING POWER
  NUMBER OF         2,054,795(1)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING     9    SOLE DISPOSITIVE POWER
  PERSON            2,054,795(1)
   WITH        -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,054,795(1)


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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                               [X]  (1)

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.1%

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14   TYPE OF REPORTING PERSON
     OO




---------------------

(1) Does not include an un-fixed number of shares of common stock, par value $.0001 per share, of the Issuer (the "Conversion Shares") that may be issued to the Reporting Person upon conversion of a certain senior secured non-convertible promissory note in the principal amount of $4,000,000 issued by the Issuer to the Reporting Person on December 31, 2003 (the "Note"). The Conversion Shares are issuable only upon an event of default under the Note.




                               (Page 2 of 9 Pages)

Item 1. Security and Issuer.

         This Statement relates to shares (the "Shares") of the Common Stock, $0.0001 par value per share (the "Common Stock") of Commerce One, Inc., a Delaware corporation (the "Issuer") that are issuable upon exercise of that certain warrant (the "Warrant") issued by the Issuer to the Reporting Person on December 31, 2003. The principal executive offices of the Issuer are located at One Market Street, Steuart Tower, Suite 1300, San Francisco, CA 94105.

Item 2. Identity and Background.

         The name of the Reporting Person is ComVest Investment Partners II LLC, a Delaware limited liability company ("ComVest"). ComVest is a private investment company. The managing member of ComVest is ComVest II Partners LLC, a Delaware limited liability company ("ComVest II Partners"), the managing members of which are Michel Falk ("Falk") and Robert Priddy ("Priddy"). Falk and Priddy are also the principal members of ComVest and ComVest II Partners. Falk and Priddy are citizens of the United States of America.

         The business address for ComVest and the other individuals described in this Item 2 is 830 Third Avenue, 4th Floor, New York, New York 10022.

         (d) and (e). During the last five years, neither ComVest nor any other person enumerated in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         Pursuant to a Note and Warrant Purchase Agreement, dated as of December 31, 2003 (the "Purchase Agreement"), by and among the Issuer, Commerce One Operations, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer ("Operations"), the Reporting Person, and DCC Ventures, LLC ("DCC Ventures"), ComVest purchased the Warrant and a Senior Secured Non-Convertible Promissory Note (the "Note") for an aggregate purchase price of $4,000,080. The purchase price was paid from working capital of ComVest, which maintains an investment fund, consisting of capital contributions from its members and capital appreciation derived therefrom for the principal purpose of buying and selling securities and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index features contracts, options, puts and calls on stock and warrants.

                               (Page 3 of 9 Pages)

     Terms of Warrant. The Warrant shall entitle ComVest to purchase an aggregate of 2,054,795 Shares. The Warrant has a term of one (1) year, is exercisable immediately and has an exercise price of $.0001 per share. The Issuer has the right to repurchase up to an aggregate of Twenty Percent (20%) of the Warrant or the Shares, as the case may be, at a per share purchase price equal to $.0001 per share if the Issuer (i) repays the Note in full, together with all accrued but unpaid interest thereon, by April 30, 2004 and (ii) the Shares have been registered under the Securities Act of 1933, as amended (the "Securities Act") in accordance with the terms of the Registration Rights Agreement, dated as of December 31, 2003, by and among the Issuer, ComVest and DCC Ventures (the "Registration Rights Agreement"). The Warrant also contains customary anti-dilution provisions.

     Terms of Note. The Note bears interest at the following rates per annum:
(i) Months 1-3 of the Note, 6% per annum; (ii) Months 4-6 of the Note, 7% per annum; (iii) Months 7-9 of the Note, 8% per annum; (iv) Months 10-12 of the Note, 9% per annum; and (v) Months 13-15 of the Note, 10% per annum. Interest is payable quarterly in cash, but upon the occurrence of any Event of Default (as defined in the Note) the Note shall bear interest of 12% per annum until such time as such Event of Default has been cured.

     The principal and all accrued but unpaid interest thereon is payable on the earliest to occur (the "Maturity Date") of (i) April 1, 2005 (representing fifteen (15) months following the closing date of the transaction), (ii) a merger or combination of the Issuer or the sale, transfer or other disposition of all or substantially all of the assets of the Issuer (other than the SRM Sale, as defined in the Note), (iii) the acquisition by a single entity, person or a "group" within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of more than Fifty Percent (50%) of the voting power or capital stock of the Issuer (on a fully-diluted basis) or (iv) one (1) business day before the date on which the Issuer pays all or substantially all amounts outstanding under the promissory note due February 22, 2005, payable to PeopleSoft and entered into in connection with the settlement of certain real estate obligations of the Issuer.

     The Note may be prepaid, in whole or in part, at any time without penalty or premium, upon ten (10) days' prior written notice to each of ComVest and DCC Ventures. The Note shall be prepaid from certain proceeds received by the Issuer or Operations (as the Guarantor) from the sale of the SRM Business (as defined in the Note), the SRM Assets or the Perfect Commerce Note (as defined in the
Note) and from payments received by the Issuer (from Operations, as the Guarantor) under the Perfect Commerce Note. The Note also contains customary anti-dilution provisions.


                               (Page 4 of 9 Pages)

     The Note is not convertible except in the event the Issuer fails to pay the
Note in accordance with its terms, whether on the Maturity Date or upon an Event of Default. In such event, ComVest shall be entitled to convert (the "Conversion") the Note into shares of Common Stock (the "Conversion Shares") equal to the number of obtained by dividing the then-outstanding principal amount of the Note, together with all accrued but unpaid interest thereon, by the conversion price (the "Conversion Price"), which shall be equal to Ninety-Percent (90%) of the average closing bid price for the five (5) Trading Days (as defined in the Note) immediately following the later of (i) the date of such default and (ii) the date of issuance of any press release announcing such default; provided, however, that such conversion shall be limited to the extent that the number of Shares plus the number of Conversion Shares issued or issuable to ComVest and DCC shall not exceed an aggregate of 6,653,840 shares of Common Stock (representing Nineteen and Nine-Tenths Percent (19.9%) of the outstanding shares of Common Stock, as calculated immediately prior to the closing date of the transaction (the "Maximum Conversion Amount"). Any principal and interest that remains after the Conversion of up to the Maximum Conversion Amount shall remain outstanding on the books of the Issuer.

     Guaranty. Pursuant to the terms of a Guaranty, dated December 31, 2003 (the "Guaranty"), Operations (the "Guarantor") guaranteed the repayment of the Issuer's obligations under the Note, the Purchase Agreement and the other closing documents entered into and delivered in connection with this transaction (the "Closing Documents").

     Security Interest. The Note, the $1,000,000 Senior Secured Non-Convertible
Note issued to DCC Ventures (the "DCC Note") in this transaction, and all other obligations of the Issuer and the Guarantor under the Purchase Agreement and the other Closing Documents were secured by certain collateral of the Guarantor and the Issuer, as described in the Security Agreement and the Pledge Agreement, dated as of December 31, 2003, by and among ComVest, DCC Ventures and the Guarantor (the "Pledge Agreement"). Pursuant to the terms of the Security Agreement, the Guarantor and the Issuer granted to each of Comvest and DCC Ventures a first priority perfected lien and security interest in the collateral described in the Security Agreement, and pursuant to the terms of the Pledge Agreement, the Guarantor granted to each of Comvest and DCC Ventures a first priority perfected lien and security interest in the collateral descibed in the Pledge Agreement, which security interests shall rank senior in lien priority to any other existing or future indebtedness, security interests and liens (other than the Permitted Liens and, subject to Section 7(a)(viii) of the Purchase Agreement, the CambridgePark Indebtedness (as defined in the Purchase Agreement)) of the Issuer and the Guarantor. All Conversion Shares that may be issued in accordance with the Note shall be issued as further security for performance of the Issuer's and Guarantor's obligations under the Note, the Purchase Agreement and the other Closing Documents.


                               (Page 5 of 9 Pages)

Item 4. Purposes of Transaction.

         ComVest purchased the Warrant (and the underlying Shares) for investment purposes and not with the view to or for sale in connection with any distribution thereof. Except in the ordinary course of business or as set forth below, the Reporting Person has no present intention or plans or proposals which relate to or could result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         As contemplated by the Registration Rights Agreement, the Issuer has agreed to register the Shares (and the Conversion Shares) under the Securities Act of 1933, as amended (the "Act") on or by April 30, 2004, subject to certain customary black-out periods.

         Pursuant to the terms of the Purchase Agreement, the Issuer may repurchase from ComVest up to an aggregate of twenty percent (20%) of the Warrant or the Shares, as the case may be, if (i) the Issuer repays the Note in full (including all accrued interest thereon) on or by April 30, 2004 and (ii) the Shares have been registered under the Act in accordance with the Registration Rights Agreement. Accordingly, ComVest has agreed not to sell, transfer or otherwise dispose of twenty percent (20%) of the Warrant or Shares, as the case may be.

         Notwithstanding anything to the contrary contained herein, the Reporting Person reserves the right, depending on all relevant factors, to change its intention with respect to any and all of the matters referred to above.

         The foregoing descriptions of the Note, the Warrant, the Purchase Agreement, the Guaranty, the Registration Rights Agreement, the Pledge Agreement and the Security Agreement are not intended to be complete and are qualified in their entirety by the complete texts of the Note, the Warrant, the Purchase Agreement, the Guaranty, the Registration Rights Agreement, the Pledge Agreement and the Security Agreement, which are incorporated herein by reference. Copies of the Note, the Warrant, the Purchase Agreement, the Guaranty, the Registration Rights Agreement, the Pledge Agreement and the Security Agreement are filed as Exhibits 1, 2, 3, 4, 5, 6 and 7 hereto, respectively.

Item 5. Interests in Securities of the Issuer.

         (a) As of the close of business on the date hereof, the Reporting Person beneficially owned a total of 2,054,795 Shares (representing 6.1% of the outstanding capital stock of the Issuer as of December 31, 2003). This number does not include the Conversion Shares which are issuable by the Issuer to the Reporting Person only upon conversion of the Note following the occurrence of an event of default thereunder, which may or may not occur within the next sixty
(60) days. Falk and Priddy, by virtue of their status as managing members of ComVest II Partners (the managing member of ComVest) and as the principal members of ComVest and ComVest II Partners, may be deemed to have indirect beneficial ownership of the Shares owned by ComVest. However, Falk and Priddy disclaim any beneficial ownership of such Shares.

                               (Page 6 of 9 Pages)

         (b) Falk and Priddy, by virtue of their status as managing members of ComVest II Partners (the managing member of ComVest) and as the principal members of ComVest and ComVest II Partners, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by ComVest.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


         Other than as set forth above, neither ComVest nor any other person named in Item 2 above has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

         The following documents are being filed as Exhibits to this Statement and are each incorporated by reference herein.

         EXHIBIT NO.                                          DOCUMENT
         -----------                                          --------

               1 Senior Secured Non-Convertible Promissory Note, dated December 31, 2003, issued by the Issuer to the Reporting Person.

               2 Warrant issued by the Issuer to the Reporting Person on December 31, 2003.

               3 Note and Warrant Purchase Agreement, dated December 31, 2003, by and among the Issuer, Operations, the Reporting Person and DCC Ventures.

               4 Guaranty, dated December 31, 2003, by and among Operations, the Reporting Person and DCC Ventures.

               5 Registration Rights Agreement, dated December 31, 2003, by and among the Issuer, the Reporting Person and DCC Ventures.



                               (Page 7 of 9 Pages)

               6 Pledge Agreement, dated December 31, 2003, by and between Operations and the Reporting Person (as administrative agent for ComVest and DCC Ventures).

               7 Security Agreement, dated December 31, 2003, by and between the Issuer, Operations and the Reporting Person (as administrative agent for ComVest and DCC Ventures).



                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

         Dated: January 8, 2004

                                         COMVEST INVESTMENT PARTNERS II LLC



                                         By: /s/Carl Kleidman
                                             -----------------------------------
                                             Name:   Carl Kleidman
                                             Title:  Secretary









                               (Page 8 of 9 Pages)

                                INDEX TO EXHIBITS



         EXHIBIT NO.                                          DOCUMENT
         -----------                                          --------

               1 Senior Secured Non-Convertible Promissory Note, dated December 31, 2003, issued by the Issuer to the Reporting Person.

               2 Warrant issued by the Issuer to the Reporting Person on December 31, 2003.

               3 Note and Warrant Purchase Agreement, dated December 31, 2003, by and among the Issuer, Operations, the Reporting Person and DCC Ventures.

               4 Guaranty, dated December 31, 2003, by and among Operations, the Reporting Person and DCC Ventures.

               5 Registration Rights Agreement, dated December 31, 2003, by and among the Issuer, the Reporting Person and DCC Ventures.

               6 Pledge Agreement, dated December 31, 2003, by and between Operations and the Reporting Person (as administrative agent for ComVest and DCC Ventures).

               7 Security Agreement, dated December 31, 2003, by and between the Issuer, Operations and the Reporting Person (as administrative agent for ComVest and DCC Ventures).












                               (Page 9 of 9 Pages)